SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Abington Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

00350P100

(CUSIP Number)

Seacoast Financial Services Corporation
Attention: Kevin G. Champagne
President and Chief Executive Officer
One Compass Place
New Bedford, Massachusetts 02740
(508) 984-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 00350P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seacoast Financial Services Corporation 04-1659040

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 623,202.0118 (See 1 and 2 below)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 95,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 623,202.0118 (See 1 and 2 below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.9%

14.	Type of Reporting Person (See Instructions) CO

(1)           Includes 95,000 shares of Abington Bancorp, Inc. Common Stock, which were purchased by the reporting person between July 17, 1996 through June 18, 2003.

(2)           Does not include options to purchase an aggregate of 242,046 shares of Abington Bancorp, Inc. Common Stock, which are exercisable within 60 days of October 20, 2003, held by the persons who have entered into Voting Agreements (as defined in Item 3 below) in favor of the reporting person as described herein.  The Voting Agreements apply to additional shares acquired by any of the foregoing persons, including pursuant to the exercise of any of the foregoing options.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Seacoast Financial Services Corporation that it is the beneficial owner of any of the Abington Bancorp, Inc. Common Stock covered by the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.10 per share (the “Abington Common Stock”), of Abington Bancorp, Inc., a Massachusetts corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 97 Libbey Parkway, Weymouth, Massachusetts 02189.

Item 2.	Identity and Background

(a)           The name of the person filing this statement is Seacoast Financial Services Corporation, a Massachusetts corporation (“Seacoast”).  The principal business of Seacoast is as a bank holding company under the Bank Holding Company Act of 1956, as amended.  Seacoast owns 100% of the outstanding stock of Compass Bank for Savings.

(b) The address of the principal office and principal business of Seacoast is One Compass Place, New Bedford, Massachusetts 02740.

(c)           Set forth on Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Seacoast’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)           During the last five years, neither Seacoast nor, to Seacoast’s knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither Seacoast nor, to Seacoast’s knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the directors and executive officers of Seacoast named in Schedule I to this Schedule 13D is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger, dated as of October 20, 2003, a copy of which is attached hereto as Exhibit 2.1 (the “Merger Agreement”) by and between Seacoast, Coast Merger Sub Corporation, a Massachusetts corporation and wholly owned subsidiary of Seacoast (“Merger Sub”), and the Issuer, and subject to the conditions set forth therein (including adoption and approval of the transactions contemplated thereby by the stockholders of the Issuer and receipt of applicable regulatory approvals), Merger Sub will merge with and into the Issuer and the Issuer will become a wholly-owned subsidiary of Seacoast (such events constituting the “Merger”).  At the effective time of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into the Issuer, with the Issuer remaining as the surviving corporation (sometimes referred to herein as the “Surviving Corporation”).

Concurrently with the execution of the Merger Agreement, and as an inducement to Seacoast to enter into the Merger Agreement and in consideration thereof, all of the persons named on Schedule II to this Schedule 13D (collectively, the “Stockholders”) entered into individual Voting Agreements with Seacoast, a copy of the form of which is attached hereto as Exhibit 99.1 (each a “Voting Agreement” and, collectively, the “Voting Agreements”).  Seacoast did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement, nor has Seacoast borrowed or otherwise obtained funds for the purpose of acquiring, holding, trading or voting the shares of Abington Common Stock covered by the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 2.1 and 99.1, respectively, to this statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Beginning on July 17, 1996 and through June 18, 2003, Seacoast purchased an aggregate of 95,000 shares of Abington Common Stock for an aggregate purchase price of $1,520,596 from its working capital. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Abington Common Stock purchased during such period.

Item 4.	Purpose of Transaction

(a) and (b)              As described in Item 3 above, this statement relates to the acquisition of the Issuer by Seacoast pursuant to a statutory merger of Merger Sub, a wholly owned subsidiary of Seacoast, with and into the Issuer, pursuant to which, at the effective time of the Merger, the separate existence of Merger Sub will cease and the Issuer will continue as the Surviving Corporation and as a wholly owned subsidiary of Seacoast.  In connection with the Merger, each share of Abington Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 1.4468 shares of the common stock of Seacoast, par value $0.01 per share (the “Seacoast Common Stock”), plus cash in lieu of any fractional interest (the “Per Share Stock Consideration”), or $34.00 in cash (the “Per Share Cash Consideration”), subject to election and allocation procedures set forth in the Merger Agreement which are intended to ensure that 75% of the outstanding shares of Abington Common Stock will be converted into the right to receive Seacoast Common Stock and 25% of the outstanding shares of Abington Common Stock will be converted into the right to receive cash.  In connection with the Merger, Seacoast will also assume each outstanding option to purchase Abington Common Stock under the Issuer’s existing stock option plans, and thereafter, each such option will represent the right to acquire shares of Seacoast Common Stock.  Also in connection with the Merger, each unit outstanding in the Issuer’s Deferred Stock Compensation Plan for directors will be converted into either the Per Share Stock Consideration or the Per Share Cash Consideration, at the election of the holder of such units.

Pursuant to the Voting Agreements, each of the Stockholders has irrevocably appointed Seacoast as such Stockholder’s true and lawful attorneys and proxies with respect to certain prescribed matters related to the Merger.  The foregoing proxies give Seacoast the right to exercise all voting rights with respect to each of the shares of Abington Common Stock beneficially owned by the Stockholders, at any meeting of the stockholders of the Issuer or in connection with any written consent of the stockholders of the Issuer, with respect to the Merger, the Merger Agreement or any Acquisition Proposal (as defined in the Merger Agreement) or any adjournment thereof for the limited purpose of voting: (i) in favor or adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation, or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of such Stockholder contained in the Voting Agreement; and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to materially and adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.  The Stockholders may vote their shares of Abington Common Stock on all other matters submitted to the stockholders of the Issuer for their approval.  The Voting Agreements terminate on the earlier to occur of (i) the effective time of the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts; (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article IX thereof; or (iii) upon mutual written agreement of the parties to the terminate the Voting Agreement.

The purpose of the Voting Agreements is to facilitate consummation of the transactions contemplated by the Merger Agreement.
(c) Not applicable.

(d)           Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, the directors of the Surviving Corporation will be the directors of Merger Sub immediately prior to the Merger, until their respective successors are duly elected and qualified.  Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, the officers of the Surviving Corporation will be the officers of Merger Sub immediately prior to the Merger, until their respective successors are duly elected and qualified.  Seacoast will appoint each of the directors and officers of Merger Sub.

(e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.
(f) Not applicable.

(g)           Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, the Articles of Organization of the Surviving Corporation will be the Articles of Organization of the Merger Sub immediately prior to the Merger until thereafter amended in accordance with the Massachusetts Business Corporation Law and such Articles of Organization.  Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, the Bylaws of the Surviving Corporation will be the Bylaws of the Merger Sub immediately prior to the Merger until thereafter amended in accordance with the Massachusetts Business Corporation Law, the Articles of Organization and such Bylaws.

(h) and (i)               Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, the Abington Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq National Market.

(j)            Other than described above, Seacoast currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, inclusive, although Seacoast reserves the rights to develop such plans.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 2.1 and 99.1, respectively, to this statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer
(a) and (b) Seacoast has sole voting and dispositive power over 95,000 shares of Abington Common Stock, which it directly holds.

As a result of the Voting Agreements, Seacoast may be deemed to be the beneficial owner of 528,202.0118 shares of Abington Common Stock as of October 20, 2003.  The aggregate number of shares of Abington Common Stock which Seacoast has sole power to vote plus the aggregate number of shares of Abington Common Stock which Seacoast has sole power to vote for the limited purposes described in Item 4 above is 623,202.0118.  Such amount constitutes approximately 15.9% of the issued and outstanding shares of Abington Common Stock, based on the 3,907,051 shares of Abington Common Stock outstanding as of October 20, 2003 (as represented by the Issuer in the Merger Agreement described in Items 3 and 4 above).  However, Seacoast (i) is not entitled to any rights as a stockholder of the Issuer as to the foregoing shares of Abington Common Stock which are covered by the Voting Agreements, and (ii) disclaims any beneficial ownership of the shares of Abington Common Stock which are covered by the Voting Agreements.

In addition, the individuals who have signed Voting Agreement hold options to purchase an aggregate of 242,046 shares of Abington Common Stock, which are exercisable within 60 days of October 20, 2003.  The Voting Agreements apply to any additional shares acquired by any of the foregoing persons, including pursuant to the exercise of any of the foregoing options.

Except as set forth on this Schedule 13D, neither Seacoast, nor to the knowledge of Seacoast, any of the persons listed on Schedule I, beneficially owns any shares of Abington Common Stock.  However, 140 shares of Abington Common Stock were purchased for, and continue to be held by, the individual retirement account of the spouse of J. Louis LeBlanc, a director of Seacoast, at Mr. LeBlanc’s direction.

Schedule II, which is attached hereto and incorporated herein by reference, sets forth the following information: (i) the name of each Stockholder who executed a Voting Agreement; (ii) the number of shares beneficially owned by each such person as reported to Seacoast by such person; and (iii) to the knowledge of Seacoast, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, to Seacoast’s knowledge, no person named in Schedule II to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, to Seacoast’s knowledge, no person named in Schedule II to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To Seacoast’s knowledge, all persons named in Schedule II to this Schedule 13D are citizens of the United States.
(c) Neither Seacoast, nor to Seacoast’s knowledge, any person named in Schedule II to this Schedule 13D, has affected any transactions in Abington Common Stock during the past 60 days.

(d)           To the knowledge of Seacoast, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Schedule 13D, to Seacoast’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
2.1

Agreement and Plan of Merger by and between Seacoast Financial Services Corporation, Coast Merger Sub Corporation and Abington Bancorp, Inc., dated as of October 20, 2003 (Incorporated by reference to Exhibit 99.1 to the current report on Form 8-K of Seacoast Financial Services Corporation filed on October 27, 2003, No. 000-25077)

99.1	Form of Voting Agreement (Incorporated by reference to Exhibit 99.2 to the current report on Form 8-K of Seacoast Financial Services Corporation filed on October 27, 2003, No. 000-25077)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEACOAST FINANCIAL SERVICES CORPORATION October 30, 2003
Date
/s/ Kevin G. Champagne
Signature
Kevin G. Champagne, President and CEO
Name/Title

SCHEDULE I

Directors and Executive Officers of

Seacoast Financial Services Corporation

As of October 20, 2003

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Seacoast.  Except as otherwise indicated below, the business address of each person set forth on this Schedule I is: c/o Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740.

Name of Executive Officer	Title and Present Principal Occupation or Employment

Kevin G. Champagne	President and Chief Executive Officer

Francis S. Mascianica, Jr.	Chief Financial Officer and Treasurer

John D. Kelleher	Vice President

Carolyn A. Burnham	Vice President

Joseph F. Casey	Vice President

Bruce M. Lemieux	Vice President

William D. Rigby	Vice President

Friend S. Weiler	Vice President

Arthur W. Short	Vice President

Robert J. Camara	Vice President

Mark T. Langone	Vice President

James R. Rice	Vice President

Carl W. Taber	Vice President

Name of Director	Title and Present Principal Occupation or Employment

Kevin G. Champagne	President and Chief Executive Officer, Seacoast Financial Services Corporation

Name of Director	Title and Present Principal Occupation or Employment

Howard C. Dyer, Jr.	Retired 6 Lucy Street South Dartmouth, MA 02748

Mary F. Hebditch	Self-employed Public Accountant and Auditor 1776 Race Lanes Marston Mills, MA 02648

Thornton P. Klaren, Jr.	Retired 486 Elm Street South Dartmouth, MA 02748

J. Louis LeBlanc	Attorney 542 Union Street New Bedford, MA 02740

Frederic D. Legate	Retired 17 Holway Drive West Barnstable, MA 02668

Reale J. Lemieux	Owner and operator of Bay Beach 3 Bay Beach Lane Sandwich, MA 02563

John F. Murphy	Retired 55 Cambridge Parkway, Unit 105 Cambridge, MA 02138

Philip W. Read	President, Jared Coffin House, Inc. 29 Broad Street Nantucket, MA 02554

Denise M. Renaghan	Retired 2001 Marina Drive, Unit 506 Quincy, MA 02171

Carl Ribeiro	President, Luzo Foodservice Corp. 376 Nash Road New Bedford, MA 02746

Joseph H. Silverstein	Retired 14198 Plum Island Drive Fort Myers, FL 33919

Gerald H. Silvia	Retired 496 Riverside Drive Tiverton, RI 02878

SCHEDULE II

Stockholders Party to a Voting Agreement

with Seacoast Financial Services Corporation

The following table sets forth the name, business address and present principal occupation or employment of each Stockholder of the Issuer that has entered into a Voting Agreement with Seacoast in connection with the Merger Agreement, and the aggregate number of shares and percentage ownership of Abington Common Stock beneficially owned by each such Stockholder as of October 20, 2003.  Except as otherwise indicated below, the business address of each such Stockholder set forth on this Schedule II is: c/o Abington Bancorp, Inc., 97 Libbey Parkway, Weymouth, Massachusetts 02189.

Stockholder Party to Voting Agreement	Number of Shares of Abington Common Stock Beneficially Owned*		Percentage of Shares of Abington Common Stock Outstanding as of October 20, 2003**

Bruce G. Atwood Vice President—Operations and Treasurer Hyer Industries, Inc. P.O. Box 669 Route 139 Pembroke, MA 02359	30,955.4944			***

William F. Borhek President Wm. F. Borhek Insurance Agency, Inc. 311 Plymouth Street Halifax, MA 02338	25,442.3451			***

Ann Carter Executive Vice President and Chief Operating Officer The Rasky/Baerlein Group 70 Franklin Street, 3rd Floor Boston, MA 02110	2,400			***

W. Cleveland Cogswell Senior Vice President, Consumer Banking Abington Bancorp, Inc.	0	****	Not applicable

Joel S. Geller Partner Wein-Gill Associates 131 Candy Lane Brockton, MA 02031	148,694.79		3.80%

Rodney Henrikson President and Treasurer Henrikson Realty Corp. 643 Hancock Street Abington, MA 02351	21,570.4373			***

Stockholder Party to Voting Agreement	Number of Shares of Abington Common Stock Beneficially Owned*		Percentage of Shares of Abington Common Stock Outstanding as of October 20, 2003**

James K. Hunt Chief Financial Officer and Treasurer Abington Bancorp, Inc.	0		Not applicable

James P. McDonough President and Chief Executive Officer Abington Bancorp, Inc.	171,105.2209	*****	4.38%

Jack B. Meehl, Jr. Senior Vice President, Business Banking Abington Bancorp, Inc.	1,757.1847	******		***

John P. O’Hearn, Jr. Executive Vice President and Director Meredith & Grew, Inc. 160 Federal Street Boston, MA 02110	26,622			***

Gordon N. Sanderson Retired 42 Green Holly Drive Kingston, MA 02364	34,330.8148			***

Laura J. Sen Independent Consultant 90 Babcock Street Brookline, MA 02446	700			***

Wayne P. Smith Treasurer and Director Suburban Enterprises, Inc. 120 Summit Road Abington, MA 02351	62,194.89		1.59%

Jeffrey S. Stone President, Chief Executive Officer and Director Tweeter, Inc. 40 Pequot Way Canton, MA 02021	0		Not applicable

Kevin M. Tierney, Sr. Executive Vice President and Chief Operating Officer Abington Bancorp, Inc.	2,428.8346			***

*              Does not include options to purchase an aggregate of 242,046 shares of Abington Common Stock held by the Stockholders, which are exercisable within 60 days of October 20, 2003.

**           As represented by the Issuer in the Merger Agreement described in Items 3 and 4 above.

***         Less than 1%